OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CannaKorp, Inc.

74 Maple Street
Suite C
Stoneham, MA 02180

http://www.wispvapor.com

CannaKorp

19230 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,057,692* shares of Non-Voting Common Stock ($1,069,999.84)

Minimum 19,230 shares of Non-Voting Common Stock ($9,999.60)

Company	CannaKorp, Inc.
Corporate Address	74 Maple Street, Suite C, Stoneham MA 20180
Description of Business	CannaKorp, Inc. is a Massachusetts-based technology start-up company that is simplifying and improving the experience for herbal vaporization. CannaKorp has developed a single-use pod and vaporizer system aimed to deliver quality, convenience and consistency.
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	.52
Minimum Investment Amount (per investor)	$520

Securities sold pursuant to Regulation D

In the event that this offering is oversubscribed, the Company may conduct a concurrent offering to accredited investors under Rule 506(c) of Regulation D. Under the Regulation D offering, accredited investors will be offered Voting Common Stock. The Company plans to offer Voting Common Stock to accredited investors pursuant to Regulation D.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

CannaKorp, Inc. is a corporation incorporated under the laws of the State of Delaware on February 4, 2014. CannaKorp has two subsidiaries: Big Sky Logistics, LLC, a limited liability company formed under the laws of the State of Wyoming on November 7, 2017, which manages shipping and related logistics, and CannaKorp Technologies, Inc. a corporation incorporated under the laws of British Columbia, Canada, in February 2017, to conduct the Company's business in Canada.

The Company is a consumer compliance technology company that designs and manufactures a pod-based vaporizing system for dry herbs, including botanical blends and cannabis (the "Wisp"). CannaKorp is in a unique time in its history as it works to bridge from research and development to home testing of the Wisp. Although the Company has no operating history, CannaKorp's intended retail customers will utilize the Company's proprietary technology to sell their branded products to the end-users.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as **Exhibit C** to the Form C of which this Offering Memorandum forms a part.

Liabilities and Litigation

Please see "Risk Factors."

The team

Officers and directors

James Winokur	Co-Founder & CEO (2016-Present)
Michael Bourque	Co-Founder & Inventor
Jeremy Krause	Co-Founder & Vice President
Dave Manly	Chairman
Ian Tinkler	CTO
Brett Rentmeester	Board Member

James Winokur
James has been instrumental in developing the formal business plan, pro-forma, investor relations and early customer feedback process. He is responsible for the daily management and operations of the company. From 2005-2015, James served in a managerial capacity leading operational, marketing and business development teams at PTC, a global software technology company serving the manufacturing sector. He was most recently Senior Director managing an international team. His responsibilities included marketing content creation, demand generation, and services portfolio management for the company's annual support renewal business, which accounts for $630 million of PTC's $1.3 billion in revenues. After graduating from Boston College, James joined Culligan Water Technologies, a franchise business founded by his grandfather in the early 1960s. For the next 11 years, he served as Vice President and General Manager of several Culligan franchises throughout New England. In 1999, he sold his franchises to the parent company, Culligan

International. In 2002, James earned his MBA from Boston College. From 2014-2016 he was the team lead at RedFin Real Estate. James has been the Co-Founder and VP of Business development for CannaKorp since 2014-present.

Michael Bourque
Michael is the inventor of the Wisp™ system and, as Chief Innovation Officer, is responsible for future innovation at CannaKorp. Michael is an insatiable inventor who balances creative ideation with critical analysis, modeling and testing his innovations until they exceed his expectations in terms of performance and usability. Before founding CannaKorp Michael served in various capacities at PTC, a $1.3 billion global software company. Over a period of 14 years, he worked as manager of quality assurance, product definition, director of two product development groups, and finally vice president of PTC University where he managed global teams in India, Israel, China, the UK, and the US. Prior to PTC, Michael was a machinist and computer robotics programmer for 12 years at MIT's famed Lincoln Laboratory. In 2014, Michael co-founded CannaKorp. In addition, Michael leads several technical conferences, bringing industry enthusiasts together to educate and share ideas surrounding thinking differently for innovation and to improve the user experience. A husband and father of three, Michael is a skilled and avid musician, songwriter, filmmaker, and cook.

Jeremy Krause
Jeremy is responsible for fundraising activities, as well as building and maintaining relationships with our strategic partners from producers and distributors to retailers and labs. Having played Division I soccer at Providence College, he understands the value of teamwork. Jeremy brings more than 15 years experience in consulting, sales, and relationship building, to his role at CannaKorp. Previously, Jeremy served as Team Lead at Redfin Corporation responsible for expanding operations and sales in New England. Jeremy earned his B.S. in Finance from Providence College. From 2014-2016, Jeremy was the team lead at RedFin Real Estate. He has been the Co-Founder and VP of Business development for CannaKorp since 2014-present.

Dave Manly
Dave is responsible for strategic leadership of the company. Dave has over 35 years experience creating and driving consumer and investor value behind some of America's most cherished brands. Whether it be Keurig single cup coffee, LoJack Stolen Vehicle Recovery, Boston Whaler Boats or Procter & Gamble brands, Dave has been instrumental in putting products "on the map". Dave's career spans Marketing, Sales, E-commerce and General Management. Most recently prior to joining CannaKorp™ Dave was one of the senior executives at Keurig/Green Mountain(NASDQ: GMCR) that revolutionized single cup coffee brewing in North America. As Senior VP/General Manager of both the Digital (e-commerce) and Away From Home Divisions Dave helped drive Keurig from <$50 million in revenue to over $5 billion delivering extraordinary shareholder value. Dave retired from Keurig in Fall, 2014. From 2014-present, Dave has been an investor / advisor to Manly Ventures, LLC. From 2015-present, he has been the chairman of CannaKorp. Dave holds a BA from DePauw University and an MBA from Purdue's Krannert Graduate School of

Management.

Ian Tinkler
Ian leads our technology team responsible for bringing the Wisp™ system to market—including the Wisp™ vaporizer, Wisp pods, and Wisp packaging lines. Ian was formerly VP Brewer Engineering at Keurig Green Mountain—joining Keurig's engineering team in 2005 from Culligan Water Systems, where he served as Director of Research & Development from 2014-2015. From 2015-present, Ian became the CTO of CannaKorp. Ian has over 35 years of engineering experience including the design of aerospace electronic systems and water treatment products for consumer and commercial markets. Ian also served as Chief of Design for Electrodynamics and held senior leadership roles for Sundstrand Aerospace, including work on the B2 Bomber and Boeing 777. He holds an MBA from Rockford College and an HND Mechanical Engineering degree from Hatfield Polytechnic in England.

Brett Rentmeester
WindRock Wealth Management President and Chief Investment Officer (2013 - Present) Brett founded WindRock Wealth Management to bring tailored investment solutions to investors seeking an edge in an increasingly uncertain world. Brett is a veteran and entrepreneur in the investment business. As a founding partner of Altair Advisers, a $3 billion investment firm, Brett served as the trusted investment advisor to clients with wealth ranging from $3 million to $1 billion. He served on the Investment Committee with a specialty in alternative investments opportunities and also oversaw the firm's business strategy. Previous to that, Brett was a manager at Arthur Andersen, helping to build their Investment Advisory and Private Client Services practice. Brett is a Chartered Financial Analyst charterholder (CFA®) and has earned the Chartered Alternative Investment Analyst designation (CAIA®). Brett has an MBA from Northwestern University's Kellogg Graduate School of Management with specialties in strategy, marketing and entrepreneurship. He graduated magna cum laude from the University of Arizona with a degree in Finance.

Number of Employees: 12

Related party transactions

EQUITY: Ian Tinkler (CTO) Series A 8/2016 $0.3303 170,754 Greg James (Head Of Sales) Series A 8/2016 $0.3303 170,796 Dave Manly (Chairman) Series A 8/2016 $0.3303 171,197 Basil Karanikos (Retired) Series A 8/2016 $0.3303 170,561 Krause Family (Family Member of Jeremy Krause) Series A 12/2016 $0.3303 151,378 Basil Karanikos (Retired) Series A1 09/2017 $0.519 100,000 SCM Opportunity I, LLC (20% Holder Series A) Series A 8/19/2016 $0.3303 5,449,591 OPTIONS: 8/19/2016 8/19/2016 $0.3303 5,449,591 - 5,449,591 Series A Initial Closing Options Ian Tinkler (CTO) 600,000 0.001 NQSO 11/1/2015 Greg James (Head Of Sales) 500,000 0.001 NQSO 11/1/2015 Michael Bourque (Founder) 1,000,000 0.15 ISO 5/12/2016 James Winokur (CEO) 2,200,000 0.15 ISO 5/12/2016 Dave Manly (Chairman) 2,200,000 0.13 ISO 5/12/2016 Basil Karanikos (Retired) 250,000 0.13 ISO 5/12/2016

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investors in this Offering will receive no voting rights.** The company has determined that investors in this Offering will receive Non-Voting Common Stock. All rights and preferences are set forth in the Subscription Agreement and the Restated Certificate of Incorporation (to be filed prior to the first close) of the Company. No investor in this Offering will have the ability to determine the policies of the Company unless provided by law, as voting power is concentrated in the hands of our founding members. The Company may offer securities to accredited investors under Rule 506(c) of Regulation D at the same time as this Offering. Under the Regulation D offering, accredited investors will be offered Voting Common Stock, however, if you are not an accredited investor, you may not be able to invest in that Regulation D offering and receive additional rights.
- **The Company has realized operating losses to date and expect to incur such losses in the future.** The Company has operated at a loss for the years ending December 31, 2016 and 2015, and these losses are likely to continue. The Company's net loss for 2015 was $304,419 and its net loss for 2016 was $2,468,744. The Company may seek other sources of capital if it finds it necessary to continue operations.
- **The Company's CPA has issued a going concern opinion.** The Company's CPA has issued a "going concern" opinion on the Company's consolidated financial statements, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern for the next twelve months from the issuance of these financial statements is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The CPA has stated that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.
- **The Company is a development-stage company.** CannaKorp was formed in 2014 and has deferred its revenues in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. CannaKorp's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. CannaKorp will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.
- **Management has discretion on use of proceeds generated from this offering.** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the applicable and allocation of the proceeds of this offering.
- **We have limited operating history, and therefore, we cannot assess our growth rate and earnings potential.** It is possible that the Company will face many

difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future and some may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **Future fundraising may affect the rights of investors.** In order to expand and to survive, the Company is likely to raise funds against the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.
- **Investors may face dilution of their equity interest by subsequent financings and stock issuances.** The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including Common and Preferred Stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the Common Stock offered through this offering. In addition, the Company has reserved additional Common Stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through Preferred Stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred Stock would likely be senior to the Company's Common Stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. In addition, the Company has authorized 3,853,5656 shares of its Series A-1 Preferred Stock for issuance to certain accredited investors and intends to consider all possible opportunities to raise future capital, including by selling such shares of Series A-1 Preferred Stock as well as the potential issuance in the future of convertible promissory notes. All such future issuances of Preferred or Common stock, or convertible securities such as promissory notes, may dilute an Investor's investment in this Offering.
- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.
- **The Company has a number of competitors.** There are already a number of companies providing similar products. While these competitors may not offer the same consumer appliance technology with a pod-based vaporization system, they may be able to design, manufacture and sell products that achieve similar

benefits to consumers at a lower price.

- **Does anyone want this product and will they pay enough for it?** The Company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it is a better option than the competition and the Company has provided the products at a price level that allows the Company to make a profit and still attract business.
- **The Company has filed for patent application in the United States and abroad.** The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection of its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any company – related patents will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the Company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the Company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information we consider proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not alert patent infringement claims in the future with respect to its products or technologies. Any such claims would ultimately require use to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.
- **We rely on third party vendors for equipment, supplies and manufacturing for our pod-based vaporizing system.** We rely on third party vendors to manufacture and supply the Wisp – the pod-based vaporizing system. Our third-party vendors may face manufacturing constraints that could impact our ability to provide our products. We can change vendors, but doing so can negatively impact our business or not provide the same benefit and outcome that the Company aimed to achieve.
- **If we were to lose the services of our key personnel, we may not be able to execute our business strategy.** Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us.
- **If we are unable to hire, retain or motivate qualified personnel, consultants,**

independent contractors, and advisors, we may not be able to grow effectively. Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of CannaKorp. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

- **Uncertainty with respect to the US trade policy may reduce our manufacturing choices and add to our expenses.** Most of the suppliers of raw materials and/or manufacturers of our products are not in the United States. The current United States administration had indicated a desire to re-negotiate trade deals and potentially impose tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing efforts in the United States.
- **We may incur uninsured losses.** Although we intend to maintain modest insurance coverage, we cannot assure that we will not incur liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if our Cannabis pod-based vaporization system or any other dry herb products is deemed to have caused a personal injury. Should uninsured losses occur, the holders of our Common Stock could lose their invested capital.
- **The potential market for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The Company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.
- **Our business plan is speculative.** Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our proposed pod-based vaporization may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance of demand from the marketplace, technological inefficiencies, competition, or for other reasons. The demand for news and information regarding cannabis or vaporized herbs I n general is uncertain. The further legalization of cannabis in other jurisdictions, or at the federal level, is not assured. The future demand for cannabis for medical or recreational use is uncertain, even if favorable legislation progresses. The burden of government regulation and taxation on cannabis industry participants, including growers, suppliers and consumers, is uncertain and difficult to quantify. There is no assurance that we will ever earn

significant revenue or profit.

- **Our business that includes cannabis purveyors is subject to various government regulations both in the United States and overseas.** We are subject to various federal, state and local laws affecting the possession, consumption, production, supply and sale of cannabis, and the manufacture and sale of cannabis paraphernalia. The Federal Trade Commission, the Federal Food and Drug Administration, the Federal Drug Enforcement Agency and equivalent state agencies regulate all aspects of cannabis and the advertising and representation made by businesses in the sale of products, which will apply to us. Cannabis is categorized under federal law as a Schedule 1 drug. Accordingly, the cultivation, production, transport, export, import, distribution, sale, marketing and use of cannabis are prohibited under federal law. Certain activities that comply with state law, such as medical cannabis in states where it has been legalized, are treated by the federal government with a non-enforcement policy under the internal guidelines of the "Cole Memorandum" published by the US Department of Justice. We may be required to obtain permits from various states in order to produce, supply and sell our products in those states. We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to business in general. We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to our commerce on the Internet, other than regulations applicable to businesses generally. It is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. In addition, applicability to the Internet of existing laws governing issues such as property, ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California, have regulations regarding the manner in which "wholesalers/retailers" may conduct business and the liability of "wholesalers/retailers" in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are expected to be accessible worldwide, and we expect to eventually facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in one state in the United States, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

- **Our petition to the U.S. Customs and Boarder Protection was dismissed and therefore, the importation of our products may be ceased by the federal government.** On March 24, 2017, Attorneys representing U.S. Customs and Border Protection informed CannaKorp that they do not believe that the CannaCloud Vaporizer (now rebranded "Wisp") can legally be imported into the United States pursuant to CBP Ruling HQ275206. CannaKorp sought judicial review in the United States Court of International Trade (CannaKorp, Inc. v. United States of America). The Court granted a Motion to Dismiss from the government and did not provide the requested judicial review of the proceedings. Nevertheless, the Company believes that importing the produce is legal under the exemption to 21 U.S.C. § 833(a) set forth in 21 U.S.C. § 863(f)(1) and therefore, plans to move forward with its plans to import the Wisp Vaporizer in contradiction to the CBP's ruling. Therefore, there are high risks and uncertainties in which the government may cease the importation of the Wisp, negatively impacting the Company's business, although the Wisp is more broadly an herbal vaporizer.
- **We cannot assure that we will earn a profit or that our products will be accepted by consumers.** Our business is speculative and dependent upon acceptance of our pod-based vaporization system for dry herbs, including botanical blends and cannabis. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute commercial goods. We may not be allowed to advertise any of our products as specifically for use with cannabis or such advertising may be severely limited under applicable federal, state and local laws. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.
- **We have not filed the Restated Certificate of Incorporation with the Secretary of State of Delaware.** The Company has not filed the Restated Certificate of Incorporation with the Secretary of State of Delaware. If the Company fails to file the Restated Certificate of Incorporation prior to the first close of this Offering, which will authorize the new class of Non-Voting Common Stock, its rights and preferences, you will not receive your Non-Voting Common Stock pursuant to this Offering.
- **The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that**

all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Bourque, 52.73% ownership, Common Stock
- Jeremy Krause, 31.02% ownership, Common Stock
- SCM Opportunity I, LLC, 30.58% ownership, Series A Preferred Stock

Classes of securities

- Voting Common Stock: 9,672,000

The following description is a brief summary of the material terms of the shares offered in this Offering and the shares that already exist and is qualified in its entirety by the terms contained in the Restated Certificate of Incorporation, to be filed prior to the first close, and the related consent of the Board of Directors. We are offering investors Non-Voting Common Stock at $0.52 per share.

Prior to the first close of this Offering, the Company will have authority to issue (a) up to 72,601,692 shares of Common Stock with a par value of $0.001 per share and (b) 21,698,117 shares of Preferred Stock with a par value of $0.001 per share. The rights, preferences and restrictions will be set forth in the Restated Certificate of Incorporation, to be filed prior to the first close.

The Company has authority to issue up to 48,846,153 shares of Voting Common Stock and 2,057,692 Non-Voting Common Stock with rights preferences and restrictions as set forth in the Restated Certificate of Incorporation, to be filed prior to the first close of this Offering.

There are currently 9,672,000 outstanding shares of Voting Common Stock, 21,427,316 outstanding shares of Preferred stock and no outstanding Non-Voting Common Stock.

Voting Common Stock:

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Voting Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Series A Preferred Stock and Series A-1 Preferred Stock.

Rights and Preferences

Holders of the Company's Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Voting Common Stock.

The rights, preferences and privileges of the holders of the Company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

2015 Stock Incentive Plan

The company issues stock options pursuant to its 2015 Stock Incentive Plan. In March 2017, the Company issued 128,360 options to employees and consultants for services rendered at an exercise price of $0.15 and a 4-year vesting schedule with a 1-year cliff. In June 2017, the Company increased its authorized reservation of Common Stock for its 2015 Stock Incentive Plan by 200,000 shares to 9,316,556.

- Non-Voting Common Stock: 0

Non-Voting Common Stock

Prior to the first closing of this Offering, the Company will have authority to authorize up to 2,057,692 shares of Non-Voting Common Stock. The rights, preferences, privileges and restrictions of the Company's Non-Voting Common Stock will be set forth in the amended and restated Certificate of Incorporation, to be filed prior to the first close of this Offering.

Dividend Rights

Holders of Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of Non-Voting Common Stock will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Voting Common Stock and Preferred Stock.

Conversion Rights

Each share of Non-Voting Common Stock will automatically convert into one share of Voting Common Stock upon the occurrence of any of the following events: (a) the initial public offering of the Company's Voting Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the vote or written consent of the holders of at least a majority of the Voting Common Stock, voting as a single class.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

- Preferred Stock: 21,427,316

Series A Preferred Stock and Series A-1 Preferred Stock

The Company has 17,844,552 shares of the authorized Preferred Stock of the Company designated "Series A Preferred Stock" and 3,853,565 shares of the authorized Preferred Stock of the Company designated "Series A-1 Preferred Stock" with rights, preferences and restrictions as set forth in the Restated Certificate of Incorporation dated June 21, 2017 (the "Restated Certificate of Incorporation"), Investor Rights Agreement and Stock Purchase Agreement.

Dividend Rights

Holders of Series A and Series A-1 Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. All dividends shall be declared pro rata on the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting Rights

Each holders of outstanding shares of Series A and Series A-1 Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A and Series A-1 Preferred Stock held by such holder are convertible into at the time of the vote on such matter. Except as provided by law or by the other provision in the Restated Certificate of Incorporation, holders of the Series A and Series A-1 Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and power equal tot eh voting rights and power of the holders of Common Stock, and shall be entitled, notwithstanding any provisions thereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Company.

As long as shares of Series A and Series A-1 Preferred Stock are issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval of the holders of a majority of the outstanding shares of Series A and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

- amend, alter or change the rights, preferences, privileges or powers of the Series A Preferred Stock and Series A-1 Preferred Stock as set forth in the Certificate of Incorporation or the Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock or Series A-1 Preferred Stock;
- create, or authorize the creation of, or issue, or authorize the issuance of any indebtedness, or permit any subsidiary to take any such action with respect to any indebtedness, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $500.00;
- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;
- increase or decrease the number of directors of the Company, in each case, unless such increase was in connection with an Approved Financing (as defined in the Restated Certificate of Incorporation); or
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event (as defined below), or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required as required pursuant to the Restated Certificate of Incorporation.

Conversion Rights

The Series A Preferred Stock and Series A-1 Preferred Stock are each convertible into the Common Stock of the Company as provided for in Section 3 of the Restated Certificate of Incorporation. Each shares of Series A Preferred Stock and Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price (as defined below) for such Series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion.

The "Conversion Price" for each Series A Preferred Stock and Series A-1 Preferred Stock means the Applicable Original Issue Price of such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, may be subject to adjustment as further provided in the Amended Certificate of Incorporation.

The "Applicable Original Issue Price" refers to the Series A Original Issue Price of $0.3303 per share and to the Series A-1 Original Issue Price of $0.5169 per share.

Rights to Receive Liquidation Distribution

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock and Series A-1 Preferred Stock are entitled to liquidation preferences superior to holders of the Common Stock in accordance with the Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share to the greater of (a) the Applicable Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of the Preferred Stock been converted into Common Stock pursuant to Section 3 of the Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below).

If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below) of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under Section 1.1 of the Restated Certificate of Incorporation, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

A "Deemed Liquidation Event" is defined in the Restated Certificate of Incorporation as a merger or consolidation or the sale, lease, transfer, exclusive license or other disposition by the Company or its Subsidiaries of all or substantially all of the assets of the Company and its Subsidiaries.

Participation Rights

Each Investor of Series A Preferred Stock or Series A-1 Preferred Stock holding more than 400,000 shares of Preferred Stock (each a "Major Investor") has the right of first refusal to purchase its pro rata share of all, or part of, any capital stock of the Company that the Company may from time to time issue, provided, however, such Major Investor is, at the time of the issuance of the Company's capital stock, an "accredited investor" as defined in Regulation D under the Securities Act.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Series A Preferred Stock and Series A-1 Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

Convertible Debt

Between 2014 and 2016, the Company raised a total of $1,580,000 of debt financing under convertible notes with 3% interest per annum and a maturity date that included principal and accrued interest due on November 27, 2018. The terms of the convertible notes included a mandatory conversion to any class of stock offered in the event of any Subsequent Equity Financing of $5,000,000 or more and granted noteholders the option to convert into shares of Common Stock using a pre-money valuation for $5,000,000. Conversion in either case would occur at a 10% discount.

On August 19, 2016, the Company sold Series A Preferred Stock triggering the conversion of the convertible notes into then-outstanding $1,580,000 of convertible notes, along with $34,652 of accrued unpaid interest, into 5,431,596 shares of Series A Preferred Stock.

There are no convertible notes currently outstanding.

What it means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any right to vote in regards to the corporate actions of the Company, including issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will hold minority interest, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you won will go down, even though the value of the company may go up. You will own a small piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such asn an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Since incorporating in 2014 and closing its first seed round capital in early 2016, CannaKorp's early history revolved around developing the Wisp vaporizing system. Most of its operations were focused on R&D, choosing manufacturers and setting its marketing and go-to-market strategies. Throughout 2016 and 2017, CannaKorp moved through the product development phases from early prototype, 3D printed model, manufactured prototype and manufactured iterations of a commercial product.

In just two years - Fall 2015 to Fall 2017 - CannaKorp developed the Wisp vaporizing system from concept to consumer-ready product. From the Fall through early 2018, final touches to the product, marketing messaging and pricing are being informed by in-home customer pilot programs. The company's first revenue from its pod-filling partners and direct to consumer sales are expected Spring 2018. Crowdfunding, in combination with other funding, is intended to provide a "runway" of time to establish commercial sales and set up the next higher-level funding round.

Throughout the product development process, CannaKorp has developed brand awareness with both consumers and potential pod-filling partners that have aided in its ability to raise funds, sign partner letters-of-intent and definitive agreements for U.S. and international distribution and connect with its target consumers.

Financial Milestones

Given the intent to begin commercial sales in the Spring of 2018, the company has set revenue and profit goals in line with its ability to enter new markets. New markets are: (1) state-by-state launches; (2) Canada launch; (3) Online launch with Wisp vaporizers for sale through CannaKorp's own site and through its botanical herbal pod partner, Bear Blend. Online sales can be national throughout the U.S. and internationally.

CannaKorp's current Pro Forma estimates show a revenue ramp up starting in Q1 2018. Additional funding rounds are intended to provide capital that will allow expansion into and throughout the markets suggested above as well as Australia, Europe and other viable markets. With that additional funding, profitability is estimated at the end of 2019.

The intention of these funds is to get in the market and give us some runway to a Canadian Public Offering.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The current Crowdfunding is required, in combination with other funding, to sustain the company and move from its R&D phase to its commercial launch. While earlier funding was deployed to deliver the product, as with most new product introductions, determining and planning for the exact date of product completion and readiness is very difficult. With high net worth individuals supplementing the Crowdfunding contribution, the company plan to show sales traction over a three-month sales period to demonstrate its value proposition for the next funding round should be viable.

Indebtedness

Between 2014 and 2016, the Company raised a total of $1,580,000 of debt financing under convertible notes. These notes bore interest of 3% per year and were scheduled to mature with all principal and accrued interest due on November 27, 2018. Terms of the notes called mandatory conversion to any class of stock offered in the event of any Subsequent Equity Financing of $5,000,000 or more and granted noteholders the option to convert into shares of common stock using a pre-money valuation of $5,000,000. Conversion in either case would occur at a 10% discount. In October and November 2014, the Company raised $325,000 under these terms and raised an additional $100,000 in December 2015. From January to March 2016, the Company raised an additional $1,155,000 through these convertible notes. Of these notes, the Company's Chairman held $50,000, the Chief Technology Officer held $50,000 and two Vice Presidents held $100,000, all of which are related parties to the Company. Management evaluated whether the notes contained a beneficial conversion feature or called for bifurcation of the option to convert under ASC 470, determining that those features would be immaterial in value and therefore did not record a beneficial conversion feature or derivative liability for any of the issuances. On August 19, 2016, the Company commenced a Series A Preferred Stock offering and converted the then-outstanding $1,580,000 of convertible notes, along with $34,652 of accrued unpaid interest, into 5,431,596 shares of Series A Preferred Stock. As of December 31, 2016 and 2015, $0 and $425,000 of principal were outstanding on these notes, respectively. Interest expense for the years ended December 31, 2016 and 2015 totaled $22,859 and $9,922, respectively, and accrued interest as of December 31, 2016 and 2015 totaled $0 and $11,793, respectively

Recent offerings of securities

- 2015-12-13, Regulation D, 100000 Convertible Debt. Use of proceeds: To fund additional working capital.
- 2016-03-13, Regulation D, 1155000 Convertible Debt. Use of proceeds: To fund additional working capital.
- 2016-05-06, Section 4(a)(2) of the Securities Act, 72000 Common Stock. Use of proceeds: Consultants Restricted Stock for services rendered.
- 2016-08-13, Regulation D, 5431596 Series A Preferred Stock. Use of proceeds: Convertible Debt converted during equity financing. See Use of Proceeds for Convertible Debt.
- 2016-12-13, Regulation D, 12387105 Series A Preferred Stock. Use of proceeds: To fund additional working capital.
- 1970-01-01, Regulation D, 3808015 Series A-1 Preferred Stock. Use of proceeds: To fund additional working capital.

Valuation

$21,143,627.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares in the Offering reflects the opinion of the Board as to what would be fair market value an the Company's internal determination based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies. The valuation of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

	Offering Amount Sold*	Offering Amount Sold*
Total Proceeds:	$10,000	$1,069,999.84

Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9400	$1,005,800
Use of Net Proceeds:		
Production, Inventory and R&D		400,000
Sales & Marketing		$100,000
General & Administrative	$9400	$100,000
Accounts Payable		$300,000
Working Capital		$105,800
Total Use of Net Proceeds	$9400	$1,005,800

**Amounts are estimates. Actuals may vary based on avoidance of fractional shares.*

CannaKorp is raising capital and in order to start scaling Wisp Sales in the US and Internationally and to provide the company runway to a $10m - $15m series B raise later this year.

Use of Proceeds includes **production** costs for tooling and inventory; **sales & marketing** resources for product launch; **general and administrative** for personnel, office expenses and general corporate expenses; **accounts payable** for prior vendor goods and services; and **working capital** for future general use.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event under 17 CFR 227.503(a) has occurred in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at http://www.cannakorp.com/investors/ in the tab labeled Investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
CannaKorp, Inc.

[See attached]

CannaKorp, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

CannaKorp, Inc.

TABLE OF CONTENTS

To the Stockholders of
CannaKorp, Inc.
Stoneham, MA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of CannaKorp, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 14, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CANNAKORP, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,520,751	$ 125,693
Prepaid expenses	45,934	-
Total Current Assets	2,566,685	125,693
Non-Current Assets:		
Capitalized software	48,480	-
Property and equipment, net	360,654	6,033
Total Non-Current Assets	409,134	6,033
TOTAL ASSETS	$ 2,975,819	$ 131,726
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 38,190	$ 3,500
Accrued expenses	45,767	1,800
Convertible notes	-	425,000
Accrued interest payable	-	11,793
Total Current Liabilities	83,957	442,093
Total Liabilities	83,957	442,093
Stockholders' Equity (Deficit):		
Preferred Stock, Series A, $0.001 par, 17,541,797 shares authorized, 17,818,701 and 0 shares issued and outstanding, liquidation preference of $5,885,517 and $0 as of December 31, 2016 and 2015, all respectively.	17,819	-
Common Stock, $0.001 par, 40,000,000 shares authorized, 9,672,000 and 9,600,000 shares issued and outstanding, of which 8,930,333 and 5,658,333 shares were vested as of December 31, 2016 and 2015, all respectively.	9,672	9,600
Additional paid-in capital	5,767,233	28,091
Stock subscriptions receivable	(86,060)	-
Accumulated deficit	(2,816,802)	(348,058)
Total Stockholders' Equity (Deficit)	2,891,862	(310,367)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 2,975,819	$ 131,726

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CANNAKORP, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	982,320	107,383
Research & development	567,525	61,430
Sales & marketing	896,341	125,684
Total Operating Expenses	2,446,186	294,497
Loss from operations	(2,446,186)	(294,497)
Other Income/(Expense):		
Interest Income	301	-
Interest Income/(Expense)	(22,859)	(9,922)
Total Other Income/(Expense)	(22,558)	(9,922)
Provision for income taxes	-	-
Net Loss	$ (2,468,744)	$ (304,419)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CANNAKORP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Preferred Stock, Series A		Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Stock Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2014	-	$ -	9,600,000	$ 9,600	$ -	$ -	$ (43,639)	$ (34,039)
Equity-based compensation	-	-	-	-	28,091	-	-	28,091
Net loss	-	-	-	-	-	-	(304,419)	(304,419)
Balance at December 31, 2015	-	-	9,600,000	9,600	28,091	-	(348,058)	(310,367)
Sale of Preferred Stock	12,387,105	12,387	-	-	4,079,074	(86,060)	-	4,005,401
Conversion of Notes Payable	5,431,596	5,432	-	-	1,609,220	-	-	1,614,652
Offering costs	-	-	-	-	(39,354)	-	-	(39,354)
Issuance of stock for services	-	-	72,000	72	9,288	-	-	9,360
Equity-based compensation	-	-	-	-	80,914	-	-	80,914
Net loss	-	-	-	-	-	-	(2,468,744)	(2,468,744)
Balance at December 31, 2016	17,818,701	$ 17,819	9,672,000	$ 9,672	$ 5,767,233	$ (86,060)	$ (2,816,802)	$ 2,891,862

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CANNAKORP, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (2,468,744)	$ (304,419)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,945	634
Amortization	5,996	-
Equity-based compensation	90,274	28,091
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(45,934)	-
Increase/(Decrease) in accounts payable	34,690	(4,567)
Increase/(Decrease) in accrued expenses	43,967	1,800
Increase/(Decrease) in accrued interest payable	22,859	9,922
Net Cash Used In Operating Activities	(2,310,947)	(268,539)
Cash Flows From Investing Activities		
Purchase of property and equipment	(360,566)	(2,750)
Capitalization of software	(54,476)	-
Net Cash Used In Investing Activities	(415,042)	(2,750)
Cash Flows From Financing Activities		
Proceeds from issuance of Series A Preferred Stock	4,005,401	-
Financing costs from Series A offering	(39,354)	-
Proceeds from issuance of convertible debt	1,155,000	100,000
Net Cash Provided By Financing Activities	5,121,047	100,000
Net Change In Cash	2,395,058	(171,289)
Cash at Beginning of Period	125,693	296,982
Cash at End of Period	$ 2,520,751	$ 125,693
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible debt to Series A Preferred Stock	$ 1,580,000	$ -
Conversion of accrued interest on convertible debt	$ 34,652	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

CannaKorp, Inc. (the "Company"), is a corporation organized February 4, 2014 under the laws of Delaware. The Company is developing a pod-based herbal vaporizer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,270,751. The Company's cash balances did not exceed insured limits as of December 31, 2015.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried did not carry any receivables.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2016 has estimated useful lives ranging from 3 - 7 years. The Company's property and equipment consisted of the following as of and for the years ended December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 367,233	$ 6,667
Accumulated depreciation	(6,579)	(634)
Property and equipment, net	$ 360,654	$ 6,033
Depreciation expense	$ 5,945	$ 634

Software Development

The software development costs are recorded at cost. Amortization on the software development is recorded using the straight-line method over the estimated useful lives, which the Company estimated as 3 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's software development consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Software development, at cost	$ 54,476	$ -
Accumulated amortization	(5,996)	-
Software development, net	$ 48,480	$ -
Amortization expense	$ 5,996	$ -

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2016 or 2015.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $567,525 and $61,430 for the years ended December 31, 2016 and 2015, respectively. Of the 2016 and 2015 research and development expenses, $90,202 and $28,091, respectively, was the result of non-cash expense recognized on the grant of stock and options to employees and consultants of the Company, as discussed in Note 5.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Stock Subscriptions Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet.

Offering Costs

Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Upon completion of the Series A Preferred offering in 2016, the Company charged $39,354 to stockholders' equity.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates

expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $2,354,484 and $22,629 as of December 31, 2016 and 2015, respectively, which together with other book-to-tax differences scheduled below resulted in tax assets of $1,073,312 and $127,565 as of December 31, 2016 and 2015, respectively. Deferred tax assets are determined using the Company's effective blended Federal and state tax rate of 39.3%.

	As of December 31,	
	2016	**2015**
Deferred Tax Assets:		
Net operating losses	$ 924,841	$ 8,889
Research credit	28,591	-
Unamortized start-up expenses	107,151	115,200
Non-deductible interest	12,876	3,897
Deferred Tax Liabilities:		
Depreciation, amortization, other	(148)	(421)
Deferred tax asset	1,073,312	127,565
Less: valuation allowance	(1,073,312)	(127,565)
Deferred tax asset, net	$ -	$ -

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2016, the Company's available cash was $2,520,751, and the Company had an accumulated deficit of $2,816,802. The Company incurred substantial losses from operations, had negative cash flows from operating activities, and generated no revenues for the years ended December 31, 2016 and 2015. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 40,000,000 shares of $0.001 par value common stock. Subsequently, in June 2017, the Company increased the authorized common shares to 45,000,000.

In 2014, the Company issued 9,600,000 shares of restricted common stock to founders and executives for proceeds of $9,600. All of these shares vest monthly over a 36-month period.

On May 6, 2016, the Company issued 72,000 restricted common shares to consultants as compensation for services rendered, resulting in compensation expense of $9,360. These shares were not subject to vesting, but the Company could repurchase them within 30 days in the event of (a) material breach of contract or (b) commission of a crime involving moral turpitude, fraud or similar that may render the consultant unable to continue to provide services. For accounting purposes, the Company deemed the shares to be immediately and fully vested upon issuance.

As of December 31, 2016 and 2015, 8,930,333 and 5,658,333 shares had vested, leaving 741,667 and 3,941,667 unvested, all respectively. The remaining 741,667 unvested shares will all vest in 2017.

As of December 31, 2016 and 2015, 9,672,000 and 9,600,000 shares were outstanding, of which 8,930,333 and 5,658,333 shares were vested, all respectively.

Series A Preferred Stock

The Company has authorized 17,844,552 shares of $0.001 par value Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to a liquidation preference of $0.3303 per share. The total liquidation preference as of December 31, 2016 and 2015 was $5,885,517 and $0, respectively. Preferred stockholders have equal voting rights to common stockholders on an as-converted basis, and certain protective provisions requiring a majority vote of preferred stockholders for certain corporate actions. Preferred stock is convertible at a 1:1 rate into common stock at the preferred stockholders' election, subject to certain dilution protections, and mandatorily convertible to common stock upon an initial public offering. Preferred stockholders are entitled to a dividend preference, where dividends cannot be paid to common stockholders without paying an equal or greater dividend to preferred stockholders.

As further discussed in Note 6, in August 2016, convertible debtholders converted $1,580,000 of convertible notes, along with $34,652 of accrued unpaid interest into 5,431,596 shares of Series A Preferred Stock.

Additionally, investors purchased 12,387,105 shares of Series A Preferred Stock for proceeds of $4,079,074. Of these proceeds, $86,060 were received in 2017, and the Company accounted for them as a subscription receivable as of December 31, 2016.

As of December 31, 2016 and 2015, 17,818,801 and 0 shares of Series A Preferred Stock were issued and outstanding, respectively.

NOTE 5: EQUITY-BASED PAYMENTS

The Company has adopted the 2015 Incentive Stock Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized was 9,116,556 shares as of December 31, 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Shares available for grant under the Plan amounted to 1,558,196 and 7,900,000 as of December 31, 2016 and 2015, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the

Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

A summary of information and pricing model inputs related to stock options for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,100,000	$ 0.001	-	$ -
Granted	6,551,720	$ 0.142	1,100,000	$ 0.001
Exercised	-	$ -	-	$ -
Forfeited	(93,360)	$ 0.130	-	$ -
Outstanding - end of year	7,558,360	$ 0.122	1,100,000	$ 0.001
Exercisable at end of year	1,640,560	$ 0.140	410,416	$ 0.001
Weighted average grant date fair value of options granted during year	$ 0.062		$ -	
Weighted average duration to expiration of outstanding options at year-end	6.9		9.8	

	2016	2015
Risk Free Interest Rate	0.76%-2.06%	1.30%
Dividend Yield	0.00%	0.00%
Estimated Volatility	68.3%-72.9%	72.90%
Expected Life (years)	2-5 years	5 years
Fair Value per Stock Option	$0.046-$0.087	$ -

The Company calculated its estimate of the value of the stock compensation granted under FASB ASC 718 and recorded equity-based compensation expense of $80,914 and $28,091 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, $298,788 of stock compensation expense is unrecognized and will be recognized over a weighted average period of 34 months.

NOTE 6: CONVERTIBLE DEBT

Between 2014 and 2016, the Company raised a total of $1,580,000 of debt financing under convertible notes. These notes bore interest of 3% per year and were scheduled to mature with all principal and accrued interest due on November 27, 2018. Terms of the notes called mandatory conversion to any class of stock offered in the event of any Subsequent Equity Financing of $5,000,000 or more and granted noteholders the option to convert into shares of common stock using a pre-money valuation of $5,000,000. Conversion in either case would occur at a 10% discount.

In October and November 2014, the Company raised $325,000 under these terms and raised an additional $100,000 in December 2015.
From January to March 2016, the Company raised an additional $1,155,000 through these convertible notes.

Of these notes, the Company's Chairman held $50,000, the Chief Technology Officer held $50,000 and two Vice Presidents held $100,000, all of which are related parties to the Company.

Management evaluated whether the notes contained a beneficial conversion feature or called for bifurcation of the option to convert under ASC 470, determining that those features would be immaterial in value and therefore did not record a beneficial conversion feature or derivative liability for any of the issuances.

On August 19, 2016, the Company commenced a Series A Preferred Stock offering and converted the then-outstanding $1,580,000 of convertible notes, along with $34,652 of accrued unpaid interest, into 5,431,596 shares of Series A Preferred Stock.

As of December 31, 2016 and 2015, $0 and $425,000 of principal were outstanding on these notes, respectively. Interest expense for the years ended December 31, 2016 and 2015 totaled $22,859 and $9,922, respectively, and accrued interest as of December 31, 2016 and 2015 totaled $0 and $11,793, respectively.

NOTE 7: LEASE OBLIGATION

The Company entered into a lease agreement for office space in Stoneham, Massachusetts. The lease term commenced December 1, 2014 and is cancellable with 60 days advance notice. Monthly lease obligations under the lease total $1,200 per month. Rent expense for the years ended December 31, 2016 and 2015 totaled $14,400 and $13,900, net of lessor-issued credits for repairs paid by the Company, respectively.

NOTE 8: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

On March 24, 2017, Attorneys representing U.S. Customs and Border Protection informed CannaKorp that they do not believe that the CannaCloud Vaporizer (now rebranded "Wisp") can legally be imported into the United States pursuant to CBP Ruling HQ275206. CannaKorp sought judicial review in the United States Court of International Trade (CannaKorp, Inc. v. United States of America). The Court granted a Motion to Dismiss from the government and did not provide the requested judicial review of the proceedings. Nevertheless, the Company believes that importing the produce is legal under the exemption to 21 U.S.C. § 833(a) set forth in 21 U.S.C. § 863(f)(1) and therefore, plans to move forward with its plans to import the Wisp Vaporizer in contradiction to the CBP's ruling. Therefore, there are high risks and uncertainties in which the government may cease the importation of the Wisp, negatively impacting the Company's business, although the Wisp is more broadly an herbal vaporizer.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Legal Proceedings

Cannakorp, Inc. v. United States of America

On March 24, 2017, Attorneys representing U.S. Customs and Border Protection informed CannaKorp that they do not believe that the CannaCloud Vaporizer (now rebranded "Wisp") can legally be imported into the United States pursuant to CBP Ruling HQ275206. CannaKorp sought judicial review in the United States Court of International Trade (CannaKorp, Inc. v. United States of America). The Court granted a Motion to Dismiss from the government and did not provide the requested judicial review of the proceedings. Nevertheless, the Company believes that importing the produce is legal under the exemption to 21 U.S.C. § 833(a) set forth in 21 U.S.C. § 863(f)(1) and therefore, plans to move forward with its plans to import the Wisp Vaporizer in contradiction to the

CBP's ruling. Therefore, there are high risks and uncertainties in which the government may cease the importation of the Wisp, negatively impacting the Company's business, although the Wisp is more broadly an herbal vaporizer.

Amended and Restated Articles of Incorporation

In June 2017, the Company amended and restated its articles of incorporation to increase the authorized stock to 45,000,000 shares of $0.001 par value common stock, 17,844,551 shares of $0.001 par value Series A Preferred Stock, and 3,853,565 shares of $0.001 par value Series A-1 Preferred Stock. The Company also increased its authorized reservation of common stock for the 2015 Stock Incentive Plan by 200,000 shares to 9,316,556.

The rights and preferences of preferred stock were also updated to include the new Series A-1 Preferred Stock and established the pricing of such at $0.519 per share.

Series A-1 Financing

During the period from June 2017 to February 2018, the Company sold 3,808,015 shares of its Series A-1 Preferred Stock for proceeds of $1,976,359.

Option Grants

In March 2017, the Company issued 128,360 options to employees and consultants for services rendered. These options have an exercise price of $0.15 and vest over four years with a one-year cliff.

Subsidiaries

In February 2017, the Company formed a wholly owned subsidiary, CannaKorp Techonolgies, Inc. under the laws of British Columbia, Canada.

In November 2017, the Company formed a wholly owned subsidiary, Big Sky Logistics, LLC, under the laws of Wyoming.

Management's Evaluation

Management has evaluated subsequent events through February 14, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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CannaKorp

CannaKorp

World's First Pod-Based Vaporizer

Small OPO | Stoneham, MA | Consumer Products | Accepting International Investment

Herbal Wellness Transformed

Invest in CannaKorp

CannaKorp has designed and manufactured the world's first pod-based vaporizer system for the inhalation of beneficial, natural botanicals and herbs. We call it the Wisp. Some people instantly compare it to the very popular single-cup coffee systems...and they're not wrong. Just like the coffee systems, the convenience and simplicity of the Wisp system is a hallmark of this innovative consumer product for inhaling natural herbal remedies. And it certainly helps that **the team behind the Wisp includes some of the same people who made Keurig one of the most successful consumer products on the planet!**


wisp

To bring our innovation to market, CannaKorp partners with cultivators and processors in local territories to put their herbs in CannaKorp's proprietary Wisp pods. Retailers sell the filled pods and Wisp devices. CannaKorp earns a flat-fee for each pod. Simply, **our business model is all about recurring revenue** as loyal customers regularly buy new pods.

After securing more than $7 million in seed and two successful equity funding rounds, **we're now inviting investors like you to join in CannaKorp's journey to bring a new wellness benefit to people everywhere.** With your investment, we can roll out the Wisp to consumers in the United States, Canada, Australia, New Zealand and Europe in the months and years to come, **promoting herbal wellness around the globe.**

The Offering

Investment

$0.52/share of Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $22M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

With thoughtful technology, CannaKorp empowers people everywhere to embrace the therapeutic benefits of cannabis and nature's profound array of beneficial flowers, plants and herbs.

Help Us Make Lightning Strike Twice

A Brief Word from our Chairman



"As Chairman of CannaKorp, I am excited about our prospects because it reminds me so much of my days as a senior executive at Keurig/Green Mountain—the company that changed the way we drink coffee behind a unique pod system. Similarly, our Wisp system is revolutionizing herbal vaporization with pods that deliver incredible convenience and a great experience. The value proposition for consumers and partners is so strong that I became an early investor in the company. They say lightning rarely 'strikes twice'—we are striving to prove that wrong! It is not going to be easy—and many challenges lie ahead—but our team is dedicated to making it happen.

We want to be totally transparent with you as a potential investor. You should be aware that we are a non-revenue company at this point, on the verge of launching our Wisp herbal vaporizer in North America. We have successfully raised over seven million dollars from private investors to get to this point but need additional capital to continue.

Like many start-ups, we are raising money via crowdfunding to allow us to continue operations—without crowdfunding or significant other private investment our company could be in danger of having to cease operations. We are excited about our product—and your help will enable us to go to market. Our mid-term goal is to have enough financing to enable us to go public on the Canadian Stock Exchange (CSE) before Fall of this year which should make us well capitalized."

Dave Manly
Chairman

Introducing the Wisp

A Revolutionary Herbal Vaporizer

Our unique technology makes vaporizing easy and produces a clean vapor directly from whole-flower herbs.


wisp
wisp


wisp

Our patent-pending Wisp Pods and Wisp Vaporizer are specially **designed and tested to** produce a vaporexperience like no other.

The Wisp's microprocessor ensures optimal performance by managing temperature, time and air flow.

The Wisp's hygienic vapor-capturing sleeve is easily **removable** forquick replacement.

"This is the way people will consume cannabis over the next decade."

Travis Howard
CEO, Shift Cannabis

Wisp Pods lock out air and light to preserve freshness and quality.

Easily create vapor with a single touch operation.

Inhale naturally from the personal Wisp Vapor Bottle.

Users enjoy a naturally rich and tasty vapor in minutes.



Add Wisp to Your Wellness Program

...And a Range of Herbal Remedies

The Wisp is an herbal wellness device for lots of plants, herbs and botanicals!

Since ancient times, herbal wellness has been used by many different cultures all over the world to treat illness and support health. While herbal wellness is not a licensed profession in the United States, herbal remedies in the form of extracts, tinctures, capsules, tablets and teas may be recommended by healthcare practitioners of many different disciplines as a practical way to address a wide variety of health concerns.

The Wisp gives consumers an entirely new method and much easier way in which to explore, experiment with, and enjoy herbal wellness.



Convenient

With our pods, there's no grinding, rolling or touching. In only a minute, users can begin vaporizing the herbal remedy of their choice.

Consistent

Our Pod-O-Matic system allows the growers we partner with to deliver a consistent experience to our users each and every time.

Natural

We ensure that the growers CannaKorp works with only offer high-quality ground flower and not de-natured extracts.

"The company's sleek, white-plastic vaporizer heats marijuana just enough to release the active compounds while stopping short of actually burning the plant. Users breathe in the vapors released through a canister, and the marijuana comes in small, single-use "pods" that are independently filled by legally authorized growers."

The Boston Globe

Trusted

We hold our partners to the highest standards, ensuring that only lab-tested products go into Wisp Pods.

Conscious

CannaKorp with a "K" is a kind company founded on a commitment to customers, partners and the community.

Choice

We give our customers the opportunity to explore an entire universe of herbal blends and strains so they can find the ones that work best for them.


wisp
Pod
wisp
Pod
wisp
Pod

"Just place the pod in the device, press a button and (minutes) later you have a clean, safe, consistent way to enjoy the medical benefits of marijuana."

Maxim

Taking a Closer Look at Our Cultivators

It's What's on the Inside that Counts...

We know that choice will be incredibly important to Wisp's users, which is why we're forging partnerships with some of the best companies in the world. These partners will create Wisp pods with the highest standards, and sell them through their own or other retailers who also sell the Wisp.

Below are four of our awesome partners...

How They Describe Themselves...

*"Bear blend is just herbs from the ground, bro. We've taken the most **high-quality herbs** & then crafted blends with them to offer a dynamic range of effects from uplifting to relaxing. This isn't a high like cannabis, it's more of a gentle vibe, like a nice breeze through a meadow after it rains. Plus these are all **Certified Organic** herbs and **fair trade harvested**."*

Learn more about Bear Blend here!

How They Describe Themselves...

*"MedReleaf sets The Medical Grade Standard for cannabis in Canada and around the world. **The first and only ISO 9001 certified cannabis producer in North America**, MedReleaf is a R&D-driven company dedicated to patient care, scientific innovation, research and advancing the understanding of the therapeutic benefits of cannabis."*

Learn more about MedReleaf here.

How They Describe Themselves...

*"Cann Group is building a world-class Australian business to take advantage of opportunities in the emerging medicinal cannabis industry. Cann's board and management has extensive experience in the agriculture sector and with developing and commercializing agricultural technology. Cann's vision is to be **a leading developer and supplier of medicinal cannabis into the Australian market**."*

You can learn more about Cann Group Limited here.

How They Describe Themselves...

*"We're not Big Pharma. At SIRANATURALS, we take science very seriously but we also believe in taking a **natural approach to creating medical marijuana products**. The pharmaceutical drug industry wants to isolate active molecules and sell you pills and chemicals. We want you to feel better naturally, instead. While synthetic THC exists, natural cannabis appears to be more effective. A simple parallel may be drawn between whole grain and white flour. Separating grain into its components reduces its nutritional benefits. The same is true for cannabis – science hasn't caught up to nature. That's why we do what we do."*

You can learn more about SiraNaturals here.

The Team Behind CannaKorp Makes the Difference

Experience That Can't Be Matched

The team of entrepreneurs and executives at the helm of CannaKorp is a real difference maker. Dave Manly, CannaKorp's Chairman, is a former Keurig senior executive who helped lead the company's killer product that took over the coffee-drinking world. The team includes four other former Keurig people, including CTO Ian Tinkler, the lead executive engineer behind Keurig's groundbreaking product.

Overall, **CannaKorp has attracted very experienced, multi-disciplinary people from a cross section of related industries:** consumer goods, medical device, software, finance and industrial goods.



The Health and Wellness Industry

Massive *Global* Market with Tremendous Opportunity


FUNDS
RAISED
$1.6M
02
#POWERPITCH
CNBC

At CannaKorp, we recognize that you are at the heart of your own wellness, and you want to decide what's best for your mind, body and soul...

The past three years have been dedicated to research and development and ensuring that the Wisp and its associated products are prepared to meet the demands of today's consumer. **We've now moved from R&D to go-to-market, and we're confident that the Wisp is poised to become the premiere easy-to-use home appliance for vaporization and herbal wellness.**

CannaKorp is focused on delivering technology that provides people with unique alternatives to traditional pharmaceutical and over-the counter remedies. According to the Global Wellness Institute, 37% of the world's 3.2 billion workers report significant stress related to their employment.

The Wisp provides everyone a simple and consistent way to alleviate stress, work-related and otherwise, through herbal remedies. And it's this herbal remedies market in which CannaKorp sees incredible global potential.

An incredible amount of potential exists within the cannabis industry, particularly with public opinion of cannabis and its myriad health benefits evolving rapidly in the United States. By offering a user-friendly, consistent and reliable experience, **the Wisp can appeal to current cannabis users and also introduce it to new demographics!**

Currently, cannabis sales in the United States are valued at around $6 billion annually, but that figure is expected to grow to as much as $50 billion by 2026. There are now 32 States and Territories with medical legalization and eight states with full legalization. The general consensus is that its only a matter of time and that legalization will continue to increase and will naturally push these projections even higher. **Cannakorp stands ready to enter and capitalize on this exciting and rapidly growing market.**


$50 billion
– 2026
Cannabis Sales in the U.S.


Complementary & Alternative Medicine
$200 billion
Global Wellness Market $3.7 trillion

Overall, the global wellness market represents a $3.7 trillion dollar industry. Of that, "Complementary & Alternative Medicine" comprises approximately $200 billion. Within this niche market, CannaKorp is carving out a new place for itself, namely the vaporizing of natural botanicals and herbs. In addition, **we'll also be working within the global cannabis market, which has an estimated value of $65 billion.**

Overall, the global wellness market represents a $3.7 trillion dollar industry. Of that, "Complementary & Alternative Medicine" comprises approximately $200 billion. Within this growing market, CannaKorp is carving out a new place for itself, namely the vaporizing of natural botanicals and herbs. In addition, **we'll also be working within the global cannabis market, which has an estimated value of $65 billion.**

The Wisp Is Coming Soon...



The United States

Beginning in Massachusetts, in partnership with Sira Naturals, we begin rolling out the Wisp state by state.



Canada

With a world-leading national medical marijuana program and adult-use legalization planned for the summer of 2018, the Wisp is poised to address one of the most progressive markets in the world in partnership with MedReleaf.



Australia & New Zealand

In partnership with Cann Group Limited, CannaKorp will be rolling out The Wisp in Australia and New Zealand for use by medical doctors in dosing medicinal cannabis.

CannaKorp Is Well Known and Respected

What Others Are Saying About CannaKorp and the Wisp

"I'm a long-time venture capitalist. One thing I love about the Wisp product and the team behind it is they have a very deep background as operating executives, as inventors, as entrepreneurs, as marketing professionals. And that's one reason that I invested behind this company and this team."

Jeanne Sullivan
Venture Capitalist
CannaKorp Advisor & Investor



"CannaKorp has developed a single-usepod and vaporizer system for medical marijuana. The machine is designed around a one-way valve, doesnot require grinding, and claims to deliver a consistentflavor and aroma during each experience."

from **2017 Cannabis Trailblazers**

"The Keurig of kush successfully closed its Series A round of funding in January and has plans to roll out across legal states later this year. As the world's first single-use pod-based vaporizing system, it plans to deliver unprecedented quality, convenience, and consistency through a complete system that includes the ground-breaking device; single-use, pre-measured 'CannaCloud Pods' filled with lab-tested ground cannabis; and an automated processing and filling machine, the 'CannaMatic.'"

from **Haute Box: 9 Must-Have Home Cannabis Appliances**

Q&A With Our Co-Founder

James Winokur Answers Common Questions About Wisp and CannaKorp

How do you plan to scale?
CannaKorp has the opportunity and will manage its business to scale globally. We already have a big head start on the personnel, systems and supporting vendor-partners needed to scale the business in two different ways: first as an eCommerce company selling Wisp devices throughout the world in adherence with regulatory requirements, and second as a technology company supporting partners who will fill pods in the U.S. state-by-state and internationally. Wisp Pods will be available with natural, botanical herbal blends globally and, in accordance with cannabis laws, within countries such as Canada and Australia and as an exported/imported product to other legal territories.



What is the competitive landscape?
Every day more and more people are turning to herbal wellness and away from medicines that can be addictive or include detrimental side effects. Finding innovative ways to extract herbal benefits and devices to consume them is an ever-evolving process. CannaKorp is excited to contribute to the evolution. In the cannabis space, more and more products are invented every day. The competitive landscape includes all the ways you could ingest, inhale or apply herbal medicines. Direct competitors include devices for which the individual must understand the make-up of the herbs, prepare the herbs, set the right temperature for vaporization and be experienced enough to get it all right. The hand-held or portable device category for cannabis includes some well-known brands which have earned good reputations. But, they are inherently inferior to the larger home-use or desktop devices. These devices include three or four well-known brands but each requires a good deal of experience and are based on aesthetic and sometimes mechanical designs that are outdated.

What are the competitive advantages unique to the Wisp?
No matter what, the competitors' devices are only as effective and efficient as the person who is preparing and controlling the process. CannaKorp's Wisp is a step above the rest, because the automated system and pre-measured pods deliver a consistent, efficient experience every time. The whole point of the Wisp is to make it super easy for the user by providing advanced technology - it should feel like magic. Technically, the secret of the system is the marriage of the pre-measured Wisp Pod, the Wisp Pod design and the manner in which the Wisp device heats the pod and controls the air flow through it and into the Vapor bottle sleeve. No other device on the market automates the process like the Wisp or delivers the vapor extraction efficiency the Wisp does.

What are the barriers to entry?
There are three main barriers to entry: patents, partners and positioning. But, as with any successful product, we expect fast followers to emerge. First, we have filed several patents on the Wisp device, Wisp Pod design and how they work together. Those filings were done in many countries around the world. CannaKorp will have to vigorously defend its patent but that is in our plan. Second, our partner model targets the "best-of-the-best". There's no question the herbs inside the Wisp will be a big part of the experience and value to our customers. Those herbs need to be of the highest quality in terms of efficacy and laboratory tested to be free of any harmful elements. Fast followers may find other partners, but they will not be able to partner with our network. Third, CannaKorp is on the cusp of going to market with its unique product, which means the Wisp will forever be known as the first pod-based vaporizing system. Every other product will be compared to and will have to catch up to our first-mover advantage.

What is this "herbal wellness?"
Humans have been using natural elements as medicine since the dawn of time: flowers, roots, trees, vegetation, etc. The Wisp device is uniquely positioned to allow people the opportunity to explore various options using natural herbs. Sometimes those herbs are a blend of ground botanicals and sometimes they are ground cannabis flower. In both cases, people have found benefit from each. Much like herbal teas. But in this case, through inhalation rather than ingestion.

What is your exit strategy?
CannaKorp is a privately held company that has raised money in various equity rounds of funding. The management team is very mindful of its shareholders and takes great care in making decisions that are intended to be in the shareholders best interest. To that end, the management team plans to build the value of the company through great product, great support and great attention to its customers. With that foundation, shareholder value grows and exit opportunities emerge. The dream of the management team is to go public in the United States on a major stock exchange. A public offering's goal would be to provide shareholders liquidity and take advantage of the ability to buy and sell CannaKorp shares. Before we get to that stage, CannaKorp intends to explore all options along the way that could also provide shareholders with the best exit outcome. Those options include, but are not limited to, merger, acquisitions, international public offerings and private equity funding.

What is CannaKorp's Banking situation and strategy?
CannaKorp has a very stable and favorable banking relationship. With complete transparency into all of our business operations, e.g. business lines and international opportunities, we do not anticipate any near-term issues. However, given the possibility that banking or other federal laws can change we will have to navigate those changes as they arise.

Will CannaKorp operate outside the U.S?
CannaKorp currently has definitive partner agreements in Canada and Australia for cannabis pod-filling and distribution. Each country operates national programs and each country allows for export. In Canada, in the summer of 2018, their new provincially regulated adult use cannabis markets will launch. CannaKorp will operate with its pod-filling partner as well as the provinces and retail partners for distribution of the Wisp into the adult use market. CannaKorp is also continuously monitoring and researching opportunities in Central and South America, Europe and Africa. As appropriate, we expect to operate in those territories as well.

How will you use funds raised through this crowdfunding initiative?
In order to launch and expand the business as we have described, the initial use of funds from crowdfunding will be to build the resources necessary to establish pod-filling partners state-by-state in the U.S. and the related launches. Those resources include the upfront cost of pod-filling equipment, personnel and promotional activity. In parallel, given regulatory approval, CannaKorp will conduct the same activity with our Canadian partner, MedReleaf. While inventory has already started to ship, additional funds will be used for manufacturing and inventory build-up.

Invest in CannaKorp Today!

Take Part in the Future of Herbal Wellness

Just like single-serve coffee pods transformed the coffee market, so too does Wisp have the potential to transform the herbal wellness and cannabis markets. Our single-serve herbal vaporizer has incredible potential, especially as it can draw in consumers who wouldn't normally consider vaporizing.

By becoming an investor in Wisp, you can help us to capitalize on the global wellness market with an irresistibly simple and effective product. Your investment will help us to accomplish this by allowing us to fund our state-by-state launches, purchase more inventory, hire more personnel, and launch our full marketing and promotional efforts.

The buzz surrounding the Wisp has been incredible, and we're on the precipice of taking the next step... **Invest in CannaKorp today, and get in on the ground floor of the future of herbal wellness!**

wisp™
wellness your way™

February 2014 — CannaKorp Is Founded
CannaKorp is incorporated and its first provisional patent is filed.

November 2015 — First Model
The first 3D-printed model of the Wisp is displayed at the MJ Business Conference, garnering viral media attention.

March 2016 — Seed Round Closes
Our convertible note seed round closes at $1.58M on a $1.0M goal.

September 2016 — Global Patent Filed
Our first global patent is filed, covering the U.S., Canada, Europe, Australia, New Zealand and China.

November 2016 — Manufacturing Agreement
CannaKorp reaches a formal agreement with iMotion for Wisp manufacturing.

December 2016 — Series A Round Closed
Our Series-A funding round closes, raising $4.1M over a $4.0 goal.

April 2017 — The First Prototype
The first manufactured prototype of the Wisp is completed.

September 2017 — Second Patent
CannaKorp files its second provisional patent.

November 2017 — Mass Production Begins
The first mass-produced Wisps begin rolling off the assembly line.

January 2018 — Trials Begin
We begin testing the Wisp with consumers and patients.

February 2018 — Crowdfunding Begins
Our crowdfunding raise with StartEngine begins.

March 2018 — Go to Market
After years of development, the Wisp begins rolling out to consumers. (ANTICIPATED)

In the Press

BUSINESS INSIDER · The Boston Globe · MAXIM · HEMPGAZETTE · Daily Mail · REFINERY29

EATER · cnet · Mashable · Inc.

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Meet Our Team



James Winokur

Co-Founder & CEO (2016-Present)

James has been instrumental in developing the formal business plan, pro-forma, investor relations and early customer feedback process. He is responsible for the daily management and operations of the company. From 2005-2015, James served in a managerial capacity leading operational, marketing and business development teams at PTC, a global software technology company serving the manufacturing sector. He was most recently Senior Director managing an international team. His responsibilities included marketing content creation, demand generation, and services portfolio management for the company's annual support renewal business, which accounts for $630 million of PTC's $1.3 billion in revenues. After graduating from Boston College, James joined Culligan Water Technologies, a franchise business founded by his grandfather in the early 1960s. For the next 11 years, he served as Vice President and General Manager of several Culligan franchises throughout New England. In 1999, he sold his franchises to the parent company, Culligan International. In 2002, James earned his MBA from Boston College. From 2014-2016 he was the team lead at RedFin Real Estate. James has been the Co-Founder and VP of Business development for CannaKorp since 2014-present.



Michael Bourque

Co-Founder & Inventor

Michael is the inventor of the Wisp™ system and, as Chief Innovation Officer, is responsible for future innovation at CannaKorp. Michael is an insatiable inventor who balances creative ideation with critical analysis, modeling and testing his innovations until they exceed his expectations in terms of performance and usability. Before founding CannaKorp Michael served in various capacities at PTC, a $1.3 billion global software company. Over a period of 14 years, he worked as manager of quality assurance, product definition, director of two product development groups, and finally vice president of PTC University where he managed global teams in India, Israel, China, the UK, and the US. Prior to PTC, Michael was a machinist and computer robotics programmer for 12 years at MIT's famed Lincoln Laboratory. In 2014, Michael co-founded CannaKorp. In addition, Michael leads several technical conferences, bringing industry enthusiasts together to educate and share ideas surrounding thinking differently for innovation and to improve the user experience. A husband and father of three, Michael is a skilled and avid musician, songwriter, filmmaker, and cook.



Jeremy Krause

Co-Founder & Vice President

Jeremy is responsible for fundraising activities, as well as building and maintaining relationships with our strategic partners from producers and distributors to retailers and labs. Having played Division I soccer at Providence College, he understands the value of teamwork. Jeremy brings more than 15 years experience in consulting, sales, and relationship building, to his role at CannaKorp. Previously, Jeremy served as Team Lead at Redfin Corporation responsible for expanding operations and sales in New England. Jeremy earned his B.S. in Finance from Providence College. From 2014-2016, Jeremy was the team lead at RedFin Real Estate. He has been the Co-Founder and VP of Business development for CannaKorp since 2014-present.



Dave Manly

Chairman

Dave is responsible for strategic leadership of the company. Dave has over 35 years experience creating and driving consumer and investor value behind some of America's most cherished brands. Whether it be Keurig single cup coffee, LoJack Stolen Vehicle Recovery, Boston Whaler Boats or Procter & Gamble brands, Dave has been instrumental in putting products "on the map". Dave's career spans Marketing, Sales, E-commerce and General Management. Most recently prior to joining CannaKorp™ Dave was one of the senior executives at Keurig/Green Mountain(NASDQ: GMCR) that revolutionized single cup coffee brewing in North America. As Senior VP/General Manager of both the Digital (e-commerce) and Away From Home Divisions Dave helped drive Keurig from <$50 million in revenue to over $5 billion delivering extraordinary shareholder value. Dave retired from Keurig in Fall, 2014. From 2014-present, Dave has been an investor / advisor to Manly Ventures, LLC. From 2015-present, he has been the chairman of CannaKorp. Dave holds a BA from DePauw University and an MBA from Purdue's Krannert Graduate School of Management.



Greg James

Vice President, Sales & Marketing

Greg leads all sales, marketing activities at CannaKorp™ including the development of our worldwide partner ecosystem. Prior to joining CannaKorp, Greg co-founded Synchronal Corporation, cloud-based software startup in the desktop storage and synchronization space, and also led the sales, marketing and general management activities at sister company Proxy Networks. Prior to that, Greg was a senior vice president at PTC, a Boston-based software company. There he was responsible for managing all marketing execution planning and activities globally. He also provided marketing leadership, support and resources to PTC's worldwide partner community, including value added resellers, enterprise solution partners and other alliance partners. Previously Greg worked in management roles at Deloitte Consulting, eAssist Global Solutions, Interactivebyte Inc., and First Service Corporation. He holds a Bachelor degree from the University of Toronto and a Masters degree from the University of Western Ontario.



Ian Tinkler

CTO

Ian leads our technology team responsible for bringing the Wisp™ system to market—including the Wisp™ vaporizer, Wisp pods, and Wisp packaging lines. Ian was formerly VP Brewer Engineering at Keurig Green Mountain—joining Keurig's engineering team in 2005 from Culligan Water Systems, where he served as Director of Research & Development from 2014-2015. From 2015-present, Ian became the CTO of CannaKorp. Ian has over 35 years of engineering experience including the design of aerospace electronic systems and water treatment products for consumer and commercial markets. Ian also served as Chief of Design for Electrodynamics and held senior leadership roles for Sundstrand Aerospace, including work on the B2 Bomber and Boeing 777. He holds an MBA from Rockford College and an HND Mechanical Engineering degree from Hatfield Polytechnic in England.



Basil Karanikos

Vice President, Packaging & Engineering (Retired)

Basil is one of the foremost experts in pod and cup technology and has been contracted to apply his expertise in portion pack and automated filling machine technology to the suite of CannaKorp products. Basil is the former VP of Packaging Engineering at Keurig Green Mountain Coffee where he was responsible for all K-Cup™ portion pack and manufacturing line development. Prior to Keurig, Basil worked for 20 years at Solo Cup Company as an Engineer Manager and Director of Equipment Systems.



Angela Arena Foster

Vice President, Product Management, Corporate and Regulatory Responsibility

Management at CannaKorp and is responsible for product strategy, regulatory management and project management. Angela is an operations & strategy executive – MBA & MS.IS – with 15+ years of experience in startup to Fortune 100 companies. Drawing on knowledge from previous roles ranging from entrepreneur to corporate executive, Angela consults with small- to mid-sized startups, providing direction and support for both business and product planning & execution. Angela launched mobile tracking at FedEx, coded award-winning eCommerce sites at AnswerThink, organized events with TEDx, founded a video sentiment analysis company called sparkUp, and is getting pretty good at CrossFit. Angela lives in the Boston area with her husband and their two children.



James Shephard

Vice President, Appliance Engineering

Jim is responsible for the Wisp system manufacturing including the appliance and Wisp pods. From Industrial Design through systems engineering and manufacturing release, Jim has 20+ years of consumer product design, engineering, development and commercialization. Jim spent 12 years at Keurig in progressively increasingly more responsible engineering and technical roles. Prior experience includes 7 years as a Program Manager at Hasbro.

Brett Rentmeester

Board Member

WindRock Wealth Management President and Chief Investment Officer (2013 - Present) Brett founded WindRock Wealth Management to bring tailored investment solutions to investors seeking an edge in an increasingly uncertain world. Brett is a veteran and entrepreneur in the investment business. As a founding partner of Altair Advisers, a $3 billion investment firm, Brett served as the trusted investment advisor to clients with wealth ranging from $3 million to $1 billion. He served on the Investment Committee with a specialty in alternative investments opportunities and also oversaw the firm's business strategy. Previous to that, Brett was a manager at Arthur Andersen, helping to build their Investment Advisory and Private Client Services practice. Brett is a Chartered Financial Analyst charterholder (CFA®) and has earned the Chartered Alternative Investment Analyst designation (CAIA®). Brett has an MBA from Northwestern University's Kellogg Graduate School of Management with specialties in strategy, marketing and entrepreneurship. He graduated magna cum laude from the University of Arizona with a degree in Finance.

Offering Summary

Maximum 2,057,692* shares of Non-Voting Common Stock ($1,069,999.84)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 19,230 shares of Non-Voting Common Stock ($9,999.60)

Company	CannaKorp, Inc.
Corporate Address	74 Maple Street, Suite C, Stoneham MA 20180
Description of Business	CannaKorp, Inc. is a Massachusetts-based technology start-up company that is simplifying and improving the experience for herbal vaporization. CannaKorp has developed a single-use pod and vaporizer system aimed to deliver quality, convenience and consistency.
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	.52
Minimum Investment Amount (per investor)	$520

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

hi I'm Dave Manley I'm chairman of01:30Canada Corp and not only my chairman and01:33involved in the company officially but01:35I'm also one of the early investors in01:37the company I'm an early investor01:38because like you as I planned my01:40portfolio I'm looking at what are going01:42to be some of the top five growth trends01:45over the next two decades01:47and I really believe árbol wellness01:49especially delivered through a pod base01:51paper ization system is going to be one01:53of the fastest growing segments you can01:55invest in anywhere from a global01:57standpoint I'm personally very excited02:00about the future can occur for three02:02major reasons the first is the02:04categories in we all know what's going02:06on with cannabis and herbs worldwide02:08it's going to be explosive growing02:10category and it's great to be part of02:12that number two is our product the wisp02:15product that uses portion packs of herbs02:17to vaporize in less than two minutes02:20with ultimate convenience and a great02:23end result this is a great thing to be02:25part up to the third thing is we've02:27assembled a terrific management team of02:30people from a variety of different02:31industries to come in here that all02:33bring their talents to bear on this02:35opportunity we have people from the02:37Keurig single-cup system with people02:39from major software firms we have people02:42that have experience with cannabis we02:45have engineers we have marketing folks I02:47think it's one of the strongest02:48management teams I've ever seen in a02:50start-up in my career and really be02:52proud to be part of that03:05[Music]03:09so one of the things I love about the03:11wisp is it's super convenient you put in03:14a pod you press a button in a couple03:17minutes it's ready to go03:19canna Corp is the world's first pod03:21based vaporizing system our first03:23product innovation the wisp brings the03:25ease of a single-use coffee system to03:28the cannabis in herbal vaporization03:30market one of my co-founders Michael03:32Bork and I were working on another03:33startup and one day he said to me I have03:36this idea it's like the Keurig k-cup03:40system for medical marijuana and I03:42thought man that's a tremendous idea03:44somebody's got to be doing that and it03:46turns out nobody was and there was a03:48huge hole in the market that needed to03:49be filled and so we took what we called03:51a big pivot and that's how we started03:54candy corn so it's really exciting for03:55us when we go out to trade shows or we03:58get website submissions people are04:00attracted to the product there's a lot04:01of ways they could do vaporization today04:03but they see our device and they say04:05that's the way I want to do it so it's04:07really every day we're reminding04:09ourselves of people are waiting for this04:10and we can't wait to have the pullian04:12market around the world and people04:14passionate about using their wisp felt04:16awesome felt very natural very clean04:21clean yeah not not harsh on my lungs at04:23all yeah no coffee it's very very smooth04:27nice head feel so it feels good I really04:30like it it was really nice it was really04:32smooth I wasn't expecting that at all so04:35yeah so we've developed really great04:37technology I think probably the best04:39technology on the market when we ask04:41people how much would you pay for this04:43device they usually think very high they04:45think this is a six or $700 device turns04:47out we're actually going to mark it at04:49about 249 there's comparable products04:51out there that sell for six or $700 that04:53aren't anywhere near as can be we want04:55people to get into the system really04:57benefit from it so it'll be very04:59competitive in the market05:00I'm a longtime venture capitalist one05:03thing I love about the wisp product and05:06the team behind it is they have a very05:08deep background as operating executives05:12as adventures as entrepreneurs as05:15marketing professionals and that's one05:18reason that I invested behind this05:20company and this team I think when05:23investors look at us they are amazed at05:25the team we put together it's really the05:27reason we've been able to accelerate the05:29whole product development process and05:31bring this to market relatively quickly05:32so one of the things that I'm really05:33passionate about is that this is an05:35opportunity for everybody we hope05:37everyone will join us and even the05:38smallest investors will benefit from our05:40vision to really scale this up and05:42really be across the world investing has05:45been democratized and you have a chance05:47to invest in Canaccord and you could do05:50well by doing good05:51and that's something that excites me if05:53that's something that excites you come05:55join us come join our community come be05:57a part of this06:01you

Wisp Pod (subtitles only)

Peel wisp pod lid and remove. Place pod, open side up, into vapor bottle. Place vapor bottle firmly into base. Press the cloud to begin. Heating up Wisp. Heating Wisp Pod. Vaporizing (sleeve will fill with vapor). Cooling Wisp Pod. Ready. Enjoy.

Video 3

James Winokur:My name is James Winokur, CEO and co-founder of CannaKurp. Our company's goal is to simplify and improve the cannabis consumer experience. Our first product innovation, the patent pending CannaCloud offers the convenience of single cup coffee system but for cannabis vaporization. Inside our single use pod is natural cannabis, precisely measured and tested. Retailers and focus groups tell us this is spot on for the growing main stream market. Our partners will cultivate, package and sell, the cannabis filled pods. Our joint marketing plans include exciting online and point of sale programs. We have an MSRP that's really disruptive for the CannaCloud at about 150 dollars. Most of our revenue comes from the pod royalties. The recurring revenue achieves about 400 million dollars by 2020, a small share of the expected 22 billion dollar US market. Our veteran team includes three former Keurig executives. We raised 1.6 million in a seed round. We're ready to go to manufacturing and we're ready to lead this health and wellness movement.

Dominic Chu:Welcome to today's Power Pitch. I'm Dominic Chu and you just saw James's pitch now let's meet out panel. Joining us here on set, venture capitalist,[Neer Lieberboin 00:01:09]. Then there's Kelly Keating, [inaudible 00:01:12] and active angel investor and joining is from Denver, Patrick Ray, he's the CEO and co-founder of CanopyBoulder, a marijuana investment fund.

Okay James, you're in the hot seat. Neer, first question to you.

Neer:James, I thought your pitch was very well rounded and it definitely piqued my interest, so I gave your pitch an A. Is your good and market strategy more focused on medical cannabis, recreational cannabis or both?

James Winokur:I think when people see our material and our website, it's very obvious that we have a medical bent but we really think of it as wellness. People are using cannabis in a range of areas to make themselves really feel better. Doctors can recommend cannabis now in certain states, and certainly that's a direct avenue for us, but other states allow for people to self-medicate and get to know how this makes them feel. We really want that controlled experience.

Dominic Chu:Kelly?

Kelly:Really well developed pitch. I thought what you've created is really interesting and new so I'm going to give you an A for the pitch. Where can people even consider using your product? Where is it available?

James Winokur:We're pre manufacturing so we're getting ready to get the product out there. Early 2017, we'll be in states where medical marijuana is allowed. So there are regulations all over the country, 26 states now that allow for it. We'll only be in those states that have those regulations.

Dominic Chu:And Patrick.

Patrick:I'm gonna give you an A there. So well done. In the cannabis industry many consider human capital more valuable than capital itself. Why does your team have the right to win?

James Winokur:We're built to really scale. So not only are we executing now, the three co-founders really brought all this to fruition and we attracted three former Keurig executives. So we have three people who were significant at Keurig guiding us, avoiding pit falls and we really have a great opportunity to do something that no one's really be able to do. And bring this management team, three great guys together to guide us.

Neer:Can you talk about the margin structure on both the 150 dollar device on on the pods?

James Winokur:Sure. So as many of these programs go we want that device in as many hands as possible. So slim margins for CannaKurp on the device, great margins for our partners who are gonna be selling the device and the CannaCups. We really have seen big pull from our partners, because they see this as an opportunity, maybe to hold off some of the commoditization of the cannabis itself.

Kelly:How would consumers buy your product?

James Winokur:Today most states have a dispensary model. You have to go to a physical location to buy cannabis and that's where they'll find both the CannaCloud and the CannaCups. We see a future of online fulfillment, where they can order a CannaCloud and actually pick it up in the store where I want to buy it.

Dominic Chu:Alright, so you heard what James had to say. Now we want to know if the panel is in or out. Neer?

Neer:CannaKurp has a strong founder, a disruptive product, and an affordable price point. Even though the market is getting crowded I think CannaKurp can win big so I am in.

Dominic Chu:Kelly?

Kelly:I think that they've developed a product that a lot of people can use, that can be regulated well, that can be developed for medical use or recreational use when it becomes legal. So for those reasons, I'm in.

Dominic Chu:And Patrick?

Patrick:At Canopy, we've been able to see how great of a leader James is for his team, out in the industry. We've also been able to see how well received the product is from all levels of the supply chain. So, we're in.

Dominic Chu:Alright. So that's three ins. James, you heard the feedback what's your reaction.

James Winokur:Well, it's wonderful. I'm glad you all appreciate what we've done. We do have a great team. Our eco system around us of people that want to join us in our company is tremendous. So I'm hoping that all of what you said comes true and we'll see you back here at some point. Yeah, that'd be great.

Dominic Chu:And that's today's Power Pitch.

Video 4:

I am a longtime venture capitalist one thing00:02I love about the risk product and the00:05team behind it is they have a very deep00:08background as operating executives as00:11adventures as entrepreneurs as marketing00:15professionals and that's one reason that00:18I invested behind this company and this00:21team

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CANNAKORP, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

CannaKorp, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is CannaKorp, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on February 4, 2014 under the name CannaKorp, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [__] day of February, 2018.

By:/s/ James Winokur
Name: James Winokur
Title: Chief Executive Officer

Exhibit A

CANNAKORP, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is CannaKorp, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is consisting of (a) 72,601,692 shares of Common Stock, $0.001 per share and (b) 21,698,117 shares of Preferred Stock, $0.001 per share. The Common Stock and Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate of Incorporation (this "***Restated Certificate***"), 48,846,153 shares of the Common Stock are hereby designated Voting Common Stock (the "***Voting Common Stock***") and 2,057,692 shares of Common Stock are hereby designated Non-Voting Common Stock (the "***Non-Voting Common Stock***"). As of the effective date of this Restated Certificate, 17,844,552 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series A Preferred Stock***" and 3,853,565 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series A-1 Preferred Stock***".

Effective upon the filing of this Restated Certificate, each one (1) outstanding share of the Corporation's Common Stock shall be reclassified into one (1) share of Voting Common Stock.

The following is a statement of the designation and the rights, powers and privileges, the qualifications, limitations or restrictions thereof, in respect to each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein. For the avoidance of doubt, each reference to "Common Stock" in this Restated Certificate shall be deemed to include both Voting Common Stock and Non-Voting Common Stock. Furthermore, any reference to "Common Stock" issued by the Corporation in any contract, agreement or otherwise to which the Corporation is party, whether before or after the date of filing of this Restated Certificate shall refer to Voting Common Stock, unless specific reference is made to Non-Voting

Common Stock.

2. **Voting**. The shares of Non-Voting Common Stock shall have no voting rights of any kind, except as may be otherwise required by law. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock (including Voting Common Stock and Non-Voting Common Stock) may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. **Conversion**. Each share of Non-Voting Common Stock shall automatically convert into one share of Voting Common Stock upon the occurrence of any of the following events: (a) the initial public offering of the Corporation's Voting Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the vote or written consent of the holders of at least a majority of the Voting Common Stock and Preferred Stock, voting together as a single class on an as-converted to Voting Common Stock basis.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Applicable Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Series A Original Issue Price***" shall mean $0.3303 per share. The "***Series A-1 Original Issue Price***" shall mean $0.519 per share. The "***Applicable Original Issue Price***" shall refer to the Series A Original Issue Price with respect to the Series A Preferred Stock and to the Series A-1 Original Issue Price with respect to the Series A-1 Preferred Stock.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis (the "***Requisite Holders***"), elect otherwise by written notice received by the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "***Board***").

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of

Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as- converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "***Series A Director***"), and the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation. Additional directors of the Corporation shall be elected by the holders of record of the Company's capital stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series A Director may also be appointed by the Board in connection with the approval of the initial issuance of Series A Preferred Stock without a separate action by the holders of a majority of the Series A Preferred Stock. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3 Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) amend, alter or change the rights, preferences, privileges or powers of the Series A Preferred Stock and Series A-1 Preferred Stock set forth in the certificate of incorporation of the Corporation or the Bylaws, each as then in effect, in a way that adversely affects the Series A Preferred Stock and Series A-1 Preferred Stock, respectively; provided, however, creating or authorizing the creation of, or issuing or obligating the Corporation to issue shares of, any additional class or series of capital stock that is senior to or pari passu with the Series A Preferred Stock and Series A-1 Preferred Stock in respect to any right, preference or privilege in connection with an equity financing of the Corporation that is approved by the Board, including the Series A Director (an "***Approved Financing***"), shall not be deemed to adversely affect the rights, preferences, privileges or powers of the Series A Preferred Stock and Series A-1 Preferred Stock for the purposes of this subsection;

(b) create, or authorize the creation of, or issue, or authorize the issuance of any indebtedness, or permit any subsidiary to take any such action with respect to any indebtedness, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000;

(c) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(d) increase or decrease the number of directors of the Corporation, in each case, unless such increase was in connection with an Approved Financing; or

(e) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock shall have the conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Applicable Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to such holder of Preferred Stock or to such holder's nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Voting Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Voting Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Voting Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there- after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Sections 1.3 and 2.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Voting Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends**. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices**. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS.

Subject to any additional vote required by this Restated Certificate of Incorporation or the Bylaws of the Corporation in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS.

Subject to any additional vote required by this Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT.

Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

D. MEETINGS AND BOOKS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY.

A. LIMITATION.

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "***Indemnified Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Part B of this Article VII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Part B of this Article VII or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Part B of this Article VII is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

5. **Advancement of Expenses of Employees and Agents**. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.

6. **Non-Exclusivity of Rights**. The rights conferred on any person by this Part B of this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. **Other Indemnification**. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. **Insurance**. The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Part B of this Article VII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Part B of this Article VII.

9. **Amendment or Repeal**. Any repeal or modification of the foregoing provisions of this Part B of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

C. MODIFICATION.

Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An

"***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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